Filed by New Senior Investment Group Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: New Senior Investment Group Inc.

Commission File No.: 333-258177

Date: August 30, 2021

**** IMPORTANT REMINDER ****

Dear New Senior Investment Group Inc. Stockholder:

By now, you should have received your proxy materials for the Special Meeting of Stockholders (the “Special Meeting”) of New Senior Investment Group Inc. (“New Senior”) to vote on the previously announced proposed acquisition of New Senior by a subsidiary of Ventas, Inc. (“Ventas”), which is scheduled to be held virtually, via live webcast, on September 14, 2021 at 9:00 a.m., Eastern Time. Due to a typographical error in the proxy statement previously mailed to you, the web address to access the virtual Special Meeting was incorrect. Accordingly, please access the virtual Special Meeting by visiting www.virtualshareholdermeeting.com/SNR2021SM. New Senior stockholders as of the close of business on the record date, August 6, 2021, are entitled to vote. Even if you sold your shares after the record date, you still have the right to vote!

If you have already voted, we would like to thank you for your vote. If you have not yet voted, we urge you to exercise your right to vote today.

Whether or not you plan to attend the Special Meeting, please follow the instructions in the proxy materials and on the proxy card previously mailed to you to vote by telephone or internet as promptly as possible or promptly complete, date, sign and return the proxy card in the pre-addressed postage-paid envelope included in your proxy materials. If your shares are held in the name of a bank, broker or other nominee, please follow the voting instructions provided by such bank, broker or other nominee.

The New Senior board of directors unanimously recommends that you vote “FOR” all proposals described in the proxy materials. Even if you plan on attending the Special Meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in New Senior Investment Group Inc. and for taking the time to vote your shares.

Sincerely,

SUSAN GIVENS
President and Chief Executive Officer New Senior Investment Group Inc.

Participants in the Solicitation

New Senior, Ventas and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from New Senior’s stockholders in connection with the proposed acquisition. Information about New Senior’s directors and executive officers is set forth in New Senior’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 25, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Ventas’s directors and executive officers is set forth in Ventas’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2021 and subsequent statements of beneficial ownership on file with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of New Senior’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the registration statement on Form S-4 and the prospectus filed with the SEC by Ventas, the definitive proxy statement filed with the SEC by New Senior and other relevant materials to be filed with the SEC if and when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, Ventas filed with the SEC a registration statement on Form S-4 for the Ventas common stock that will be issued in the proposed acquisition, which was declared effective by the SEC on August 11, 2021. Ventas has filed with the SEC its prospectus and New Senior has filed with the SEC its definitive proxy statement in connection with the proposed acquisition, and the definitive proxy statement has been mailed to the stockholders of New Senior for a Special Meeting of New Senior’s stockholders to approve the proposed acquisition. Each of New Senior and Ventas may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the registration statement, the prospectus, the definitive proxy statement or any other document that New Senior or Ventas may file with the SEC with respect to the proposed acquisition. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE DEFINITIVE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW SENIOR, VENTAS AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available), and other documents containing important information about New Senior, Ventas and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by New Senior will be made available free of charge on New Senior’s investor relations website at ir.newseniorinv.com. Copies of documents filed with the SEC by Ventas will be made available free of charge on Ventas’s investor relations website at ir.ventasreit.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.